EXHIBIT 4.8

FORM OF

SCRIPPS NETWORKS INTERACTIVE, INC.

RESTRICTED SHARE UNIT AGREEMENT

(Non-Employee Directors)

Summary of Restricted Share Unit Grant

Scripps Networks Interactive, Inc. (the “Company”), grants to the Grantee named below, in accordance with the terms of the Scripps Networks Interactive, Inc. 2015 Long-Term Incentive Plan (the “Plan”) and this Restricted Share Unit Agreement (the “Agreement”), the following number of Restricted Share Units, on the Date of Grant set forth below:

Name of Grantee:	[●]

Number of Share Units:	[●]

Date of Grant:	[●]

Terms of Agreement

1. Grant of Restricted Share Units. Subject to and upon the terms, conditions, and restrictions set forth in the Plan and this Agreement (including the related Acceptance of Award located on the Plan administrator’s website, which is fully incorporated herein), the Company hereby grants to the Grantee as of the Date of Grant, the total number of Share Units (the “Restricted Share Units”) set forth above. Each Restricted Share Unit shall represent the right to receive one Class A Common Share of the Company (“Share”), subject to the terms and conditions of this Agreement, and shall at all times be equal in value to one Share. The Restricted Share Units shall be credited in a book entry account established for the Grantee until payment in accordance with Section 3 hereof.

2. Forfeiture of Restricted Share Units. The Restricted Share Units (including without limitation any right to dividend equivalents described in Section 5 hereof relating to dividends payable on or after the date of forfeiture) are subject to the forfeiture provisions set forth in Section 21 of the Plan in the event of Detrimental Activity (as defined below) by the Grantee. For purposes of this Agreement, Detrimental Activity shall mean activity that results in termination of Grantee’s service as a Director for cause, as determined by the Board in its sole discretion.

3. Payment.

(a) Except as may be otherwise provided in Section 3(b), the Company shall deliver to the Grantee (or the Grantee’s estate in the event of death) the Shares underlying the Restricted Share Units within thirty (30) days following the earlier of (i) the Grantee’s “separation from service” within the meaning of Section 409A of the Code; (ii) the occurrence of a “change in the ownership,” a “change in the effective control” or a “change in the ownership of a substantial portion of the assets” of the Company within the meaning of Section 409A of the Code; or (iii) the first anniversary of the Date of Grant.

(b) If the Restricted Share Units become payable as a result of Section 3(a)(i), and the Grantee is a “specified employee” at that time within the meaning of Section 409A of the Code (as determined pursuant to the Company’s policy for identifying specified employees), then to the extent required to comply with Section 409A of the Code, the Shares shall instead be delivered to the Grantee within thirty (30) days after the first business day that is more than six months after the date of his or her separation from service (or, if the Grantee dies during such six-month period, within ninety (90) days after the Grantee’s death).

(c) The Company’s obligations with respect to the Restricted Share Units shall be satisfied in full upon the delivery of the Shares underlying the Restricted Share Units.

4. Dividend, Voting and Other Rights. The Grantee shall not possess any incidents of ownership (including, without limitation, dividend and voting rights) in the Shares underlying the Restricted Share Units until such Shares have been delivered to the Grantee in accordance with Section 3 hereof.

5. Payment of Dividend Equivalents. From and after the Date of Grant and until the earlier of (a) the time when the Restricted Share Units are paid in accordance with Section 3 hereof or (b) the time when the Grantee’s right to payment of the Restricted Share Units is forfeited in accordance with Section 2 hereof, on the date that the Company pays a cash dividend (if any) to holders of Shares generally, the Grantee shall be entitled to a cash amount equal to the product of (i) the dollar amount of the cash dividend paid per Share on such date and (ii) the total number of Restricted Share Units credited to the Grantee as of such date (the “Dividend Equivalent”). The Dividend Equivalent shall be paid to the Grantee at the same time that the related dividend is paid to the holders of Shares.

6. Amendments. Subject to the terms of the Plan, the Committee may modify this Agreement upon written notice to the Grantee. Any amendment to the Plan shall be deemed to be an amendment to this Agreement to the extent that the amendment is applicable hereto.

7. Severability. In the event that one or more of the provisions of this Agreement shall be invalidated for any reason by a court of competent jurisdiction, any provision so invalidated shall be deemed to be separable from the other provisions hereof, and the remaining provisions hereof shall continue to be valid and fully enforceable.

8. Relation to Plan. This Agreement is subject to the terms and conditions of the Plan. This Agreement (including the related Acceptance of Award located on the Plan administrator’s website, which is fully incorporated herein) and the Plan contain the entire agreement and understanding of the parties with respect to the subject matter contained in this Agreement, and supersede all prior written or oral communications, representations and negotiations in respect thereto. In the event of any inconsistency between the provisions of this Agreement and the Plan, the Plan shall govern. Capitalized terms used herein without definition shall have the meanings assigned to them in the Plan.

9. Successors and Assigns. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the permitted successors, administrators, heirs, legal representatives and assigns of the Grantee, and the successors and assigns of the Company.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed on its behalf by its duly authorized officer as of the Date of Grant.

SCRIPPS NETWORKS INTERACTIVE, INC.

By:
Kenneth W. Lowe Chairman, President and
Chief Executive Officer